UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Skinvisible, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

830703 104

(CUSIP Number)

Terry Howlett

Skinvisible, Inc.

6320 S. Sandhill Road Suite 10, Las Vegas, Nevada 89120

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[X]

CUSIP No. 830703 104

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons:	Terry Howlett

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	US and Canadian

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	29,774,437 SHARES

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	29,774,437 SHARES

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,774,437 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 28.4%

14.	Type of Reporting Person (See Instructions): IN

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ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”), of Skinvisible, Inc., a Nevada Corporation (the "Issuer"), and is being filed by Terry Howlett (the “Reporting Person”). The Issuer's current principal executive offices are located at 6320 S. Sandhill Road Suite 10, Las Vegas, Nevada 89120.

ITEM 2. IDENTITY AND BACKGROUND

(a) through (c) and (f). This Statement is being filed by Terry Howlett (the “Reporting Person”). The business address of the Reporting Person is 6320 S. Sandhill Road Suite 10, Las Vegas, Nevada 89120. The Reporting Person is currently employed by the Issuer as the head of Chief Executive Officer, Chief Financial Officer and is a member of the Board of Directors. The Reporting Person has dual citizenship in the United States and Canada.

(d) and (e). During the previous ten (10) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This statement relates to Shares in the Issuer that the Reporting Person has the right to acquire in sixty days. These securities in the Issuer are described as follows:

• Common Stock in the Issuer totaling 7,723,248.

• Options in the Issuer for the right to acquire 4,600,000 shares of common stock at exercise prices ranging from $0.04 to $0.08 per share.

• Warrants in the Issuer for the right to purchase 1,500,000 shares of common stock at an exercise price of $0.05.

• On July 1, 2011 the Issuer issued a Promissory Note to Mr. Howlett totaling $12,134.72. Under the terms of the Promissory Note, Mr. Howlett has the right to convert all or any part of the principal sum of the loan into common stock of the Issuer at a price of $0.05 per share as well as a warrant agreement to purchase one share for every two shares acquired in the conversion at a price of $0.08 per share. The expiration date on the warrant is 3 years from the date of conversion.

• On December 31, 2011, the Issuer's Board of Directors approved a Debt Conversion Agreement which grants Mr. Howlett the right to convert gross salary debt owed to him totaling $415,657.03 into common stock of the Issuer at a price of $0.04 per share as well as a warrant agreement to purchase one share for every two shares acquired in the conversion at a price of $0.06 per share. The expiration date is 3 years following the conversion date.

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CUSIP No. 830703 104

ITEM 4. PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the Beneficial Ownership by the Reporting Person of 29,774,437 shares or 28.4% of the Issuer’s issued and outstanding common stock as of December 31, 2011.

Except as provided below, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person is currently the beneficial owner of 29,774,437 shares of Common Stock of the Issuer, representing approximately 28.4% of the Issuer's common stock (based upon 104,841,759 outstanding shares of common stock as of December 31, 2011).

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CUSIP No. 830703 104

(b) The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c) See response by Reporting Person to Item 4, above.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2012

By: /s/ Terry Howlett

Terry Howlett